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                             July 17, 2020

       Nello Mainolfi, Ph.D.
       President and Chief Executive Officer
       Kymera Therapeutics, Inc.
       300 Technology Square, 2nd Floor
       Cambridge, MA 02139

                                                        Re: Kymera
Therapeutics, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 22,
2020
                                                            CIK No. 0001815442

       Dear Dr. Mainolfi:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1.                                                   Define or explain these
terms the first time you use them in the document:
                                                            "IL-1R/TLR" and
"JAK/STAT" (page 1);
                                                            "E3 ligase" (page
2);
                                                            "hidradenitis
suppurativa" (page 3);
                                                            "JAKs" (page 3);
                                                            PK/PD modeling
(page 4);
                                                               cereblon and von
Hippel-Lindau, or VHL    (at pages 100, 103); and
                                                            TPD (page 105).
 Nello Mainolfi, Ph.D.
FirstName  LastNameNello
Kymera Therapeutics,  Inc. Mainolfi, Ph.D.
Comapany
July       NameKymera Therapeutics, Inc.
     17, 2020
July 17,
Page  2 2020 Page 2
FirstName LastName
2. Your pipeline appears to include every in-house development program as well as the program you have licensed to Vertex. Please revise the table to include only those programs that are material to the company. If you believe that every program listed is material, please provide us an analysis explaining your belief. To the extent the Pegasus
         Platform remains in your table, revise the disclosure to correspond to the appropriate column of development.
3. Please revise your table to include columns showing the various material phases of the development of your potential products, including, as applicable, discovery, preclinical, development and the various phases of clinical development. Also include an arrow indicating the phase each of your product candidates is in for the various stages of development for each indicated disease area.
4. You mention in your summary and highlight in the pipeline table that other potential targets for your KT-474 product, which is the farthest product you have in development, are atopic dermatitis (AD) and rheumatoid arthritis (RA). You also state, however, that your product is not targeting these indications. As such, revise your summary and pipeline table to remove these references or provide your analysis of why they are material and appropriate for disclosure here.
Our IRAK4, IRAKIMiD, and STAT3 Programs, page 3

5. Please revise your statements on pages 3, 125 and elsewhere in the prospectus that certain
         of your product candidates are    first-in-class.    These statements
imply an expectation of
         regulatory approval and are inappropriate given the length of time and uncertainty with respect to securing marketing approval.
6. For KT-474 and IRAKIMiD you state you will submit an IND and initiate phase 1 trial in first half of 2021, and for IRAKIMiD, you state you expect to do both in the second half of 2021. As you have more control over when you submit the IND, revise to clarify when you expect that to occur for each product.
Corporate Information, page 6

7. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risk Factors
Risks Related to Intellectual Property, page 43

8. We note the risk factor on page 46 related to objections to the name Kymera and Kymera
         Therapeutics. You disclose that "If we are unable to obtain a registered trademark or establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected." Is it also true that
 Nello Mainolfi, Ph.D.
Kymera Therapeutics, Inc.
July 17, 2020
Page 3
         you could be forced to change your name and incur additional significant related expenses? Revise the risk factor to further disclose the potential material risks.
9. On page 53, you disclose that "the Leahy-Smith Act has transformed the U.S. patent
         system into a    first inventor to file    system. The
first-inventor-to-file provisions, however,
         only became effective on March 16, 2013. Accordingly, it is not yet clear what, if any, impact the Leahy-Smith Act will have on the operation of our business." (Emphasis
         Added). As your company was first incorporated in December 2015, clarify why the Act's application to you remains unclear.
Use of Proceeds, page 70

10. You state the proceeds will be used for the "advancement" of each of your products.
         Please expand your disclosure regarding the proceeds to be used for your product candidates to describe how far in the development process you estimate the allocated proceeds from this offering will enable you to reach.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Our Results of Operations, page 83

11. It appears from page F-24 you have a collaboration agreement with an entity other than
         Vertex, or a prior, separate collaboration agreement with Vertex. Revise to disclose that collaboration or provide your analysis why disclosure is not required. Critical Accounting Policies and Estimates
Determination of the Fair Value of Common Stock, page 94

12. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Business
Overview, page 97

13. Here and on pages 103 and 104 you refer to "potent activity" of your potential degraders, your "highly efficient, selective and potent degraders" with "appropriate pharmaceutical
FirstName LastNameNello Mainolfi, Ph.D.
       properties" and "potent and specific degraders." Given the stage of your product
Comapany   NameKymera
       development,        Therapeutics,
                     it appears  prematureInc.
                                            to describe your product candidates
as potent, which
       implies they
July 17, 2020 Page 3are effective. Please revise or advise why this disclosure is appropriate.
FirstName LastName
 Nello Mainolfi, Ph.D.
FirstName  LastNameNello
Kymera Therapeutics,  Inc. Mainolfi, Ph.D.
Comapany
July       NameKymera Therapeutics, Inc.
     17, 2020
July 17,
Page  4 2020 Page 4
FirstName LastName
Our Strategy, page 99

14. Given the current state of development of your product candidates, it is unclear if you
         have a basis for your statements that you have    industry-leading
expertise" (at page 99
         and 137) and "significant competitive advantages" and    dominant
intellectual property
         position (at page 137). Please clarify.
15. Revise Figures 8-10 and 18 to better explain what each depicts. For Figures 8-9 in particular, the point of the graphics are unclear beyond reinforcing your product by association.
16. On page 113, you defined hPMBC. Then, starting on page 117 and going forward, you
         identify the generic word    blood    as PMBC. Please clarify any
distinction.
17. We note the blog and press release on your website related to the findings reported at the
         American Association of Cancer Research virtual meeting held June 22, 2020, the date of this registration statement. To the extent you have not done so, revise the document to include material information included on your website. Collaborations, page 136

18.      On your website you list several    Academic Collaborators
including Yale, Columbia,
         New York University and the Dana-Farber Cancer Institute, and
Partners,    including
         GlaxsoSmithKline, Vertex and the Leukemia & Lymphoma Society. Only the Vertex
         agreement is discussed here. Advise us of your collaborations or partnerships with these entities and provide your analysis regarding whether they are required to be disclosed here.
19. Revise to disclose your collaboration with Sanofi as discussed in your July 9, 2020 press
         release. Avoid use of the term    first-in-class," used in the press
release, for the reasons
         cited above.
Intellectual Property, page 138

20. Revise the paragraph addressing "Target-Specific Degrader Patent Families" to disclose the number of patents and their location. Revise this section to clarify whether you own or license the patents disclosed, clarify the types of patents you have, and identify the jurisdictions in which you have foreign patents. We note some of this disclosure in the risk factor on page 43.
Facilities, page 156

21. You disclose in the notes of the financial statements that you terminated a lease effective
         July 31, 2020. It appears that is the Cambridge lease, as the lease you have included as an
         exhibit extends until May 2023. You state you    lease and expect to
occupy    the property
         in Watertown. Revise your disclosure in this section to clarify your current and expected facilities. Refer to Item 102 of Regulation S-K
 Nello Mainolfi, Ph.D.
Kymera Therapeutics, Inc.
July 17, 2020
Page 5
Executive Compensation
Employment Agreements with our Named Executive Officers, page 169

22. File the employment agreements with each of the named executive officers as required by
         Item 601(b)(10) of Regulation S-K.
Certain Relationships and Related Party Transactions, page 182

23. File the Vertex Participation Agreement as an exhibit. Refer to Item 601(b)(10) of
         Regulation S-K.
Description of Capital Stock
Choice of Forum, page 193

24. Here you state, that your "choice of forum provision does not apply to any causes of action arising under the Securities Act or the Exchange Act." in the risk factor on page
         62, however, you state, "The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act," but then state, "the United
         States District Court for the District of Massachusetts shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities
         Act," calling that the "Federal Forum Provision." We note that Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and
         Regulations thereunder, and Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
         Act or the rules and regulations thereunder. Clarify whether there are forum restrictions for Exchange Act claims.
        You may contact Vanessa Robertson at (202) 551-3649 or Daniel Gordon at
(202) 551-
3486 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-
3257 with any other questions.



FirstName LastNameNello Mainolfi, Ph.D.                        Sincerely,
Comapany NameKymera Therapeutics, Inc.
                                                               Division of
Corporation Finance
July 17, 2020 Page 5                                           Office of Life
Sciences
FirstName LastName